QuickLinks -- Click here to rapidly navigate through this document
Filed pursuant to General Instruction II.L. of Form F-10. File No. 333-14242

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 10, 2002)

Suncor Energy Inc.
U.S.$500,000,000
5.95% Notes due 2034

Interest payable June 1 and December 1

Issue price: 99.411%

        The notes bear interest at the rate of 5.95% per year. We will pay interest on the notes on June 1 and December 1 of each year, beginning June 1, 2004. The notes will mature on December 1, 2034. We may redeem some or all of the notes at any time at a redemption price as described under "Description of the Notes—Optional Redemption". We may also redeem all of the notes if certain changes affecting withholding taxes occur. The notes do not have the benefit of any sinking fund.

        The notes will be unsecured obligations and rank equally with our unsecured senior indebtedness. The notes will be issued only in registered form in denominations of U.S.$1,000.

        Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 28 of the accompanying prospectus.

	Price to Public	Underwriting Commission	Proceeds to Us, Before Expenses
Per Note	99.411%	0.875%	98.536%
Total	U.S.$497,055,000	U.S.$4,375,000	U.S.$492,680,000

        We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to those of United States companies.

        Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and many of our assets are located in Canada.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The notes are expected to be ready for delivery in book-entry form through The Depository Trust Company on or about December 1, 2003.

Joint Book-Running Managers

Citigroup	JPMorgan

CIBC World Markets	RBC Capital Markets
Scotia Capital	BNP PARIBAS

Harris Nesbitt	Banc One Capital Markets, Inc.
Deutsche Bank Securities	TD Securities

November 24, 2003

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying base prospectus dated January 10, 2002, which gives more general information, some of which may not apply to the notes we are offering. The accompanying base prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as information in any document incorporated by reference that we previously filed with the Securities and Exchange Commission and with the Alberta Securities Commission, is accurate only as of its respective date.

        In this prospectus supplement, all capitalized terms used and not otherwise defined have the meanings provided in the prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, and all financial information is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the "U.S. GAAP Reconciliation Note" beginning on page F-1 of this prospectus supplement and note 19 to our audited consolidated financial statements for the year ended December 31, 2002, incorporated by reference into this prospectus supplement. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the prospectus and any document incorporated by reference to "Suncor", "we", "us" and "our" mean Suncor Energy Inc. and its subsidiaries and joint venture investments.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

        Any statement contained in this prospectus supplement, the prospectus or any document incorporated or deemed to be incorporated by reference into this prospectus supplement or the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Prospectus Supplement

EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, references to "dollars", "$" or "Cdn.$" are to Canadian dollars and references to "U.S.$" are to United States dollars.

        The following table sets forth certain exchange rates based on the noon buying rate of The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as United States dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On November 24, 2003, the inverse of the noon buying rate was U.S.$0.7570 per $1.00.

	Year Ended December 31,				Nine Months Ended September 30,
	2000		2001		2002		2002		2003
High	U.S.$	0.6969	U.S.$	0.6697	U.S.$	0.6619	U.S.$	0.6619	U.S.$	0.7492
Low	U.S.$	0.6410	U.S.$	0.6244	U.S.$	0.6200	U.S.$	0.6200	U.S.$	0.6349
Average(1)	U.S.$	0.6727	U.S.$	0.6446	U.S.$	0.6370	U.S.$	0.6367	U.S.$	0.7037
Period End	U.S.$	0.6669	U.S.$	0.6279	U.S.$	0.6329	U.S.$	0.6304	U.S.$	0.7404

(1)
The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement contains or incorporates by reference certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to our operations, production, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected future expenditures, commodity prices, costs, schedules, production volumes, production capacity, operating or financial results and expected impact of future contractual commitments, are forward-looking statements. Some of our forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "target", "objective" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

        You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

  •
  changes in the general economic, market and business conditions;

  •
  fluctuations in supply and demand for our products;

  •
  fluctuations in commodity prices;

  •
  fluctuations in currency exchange rates;

  •
  our ability to respond to changing markets;

  •
  our ability to receive timely regulatory approvals;

  •
  the successful and timely implementation of our growth projects including the Firebag oil sands in-situ project and the Voyageur oil sands project, including the availability of qualified labor and supplies;

  •
  the integrity and reliability of our capital assets;

  •
  the cumulative impact of other resource development projects;

  •
  our ability to comply with current and future environmental laws;

  •
  the accuracy of our reserve, resource and future production estimates and our success at exploration and development drilling and related activities;

  •
  the maintenance of satisfactory relationships with unions, employee associations and joint venture co-owners;

  •
  competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy;

  •
  the uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures;

  •
  actions by governmental authorities, including the imposition of changes to taxes, fees and royalties and changes in environmental and other regulations;

  •
  the ability and willingness of parties with whom we have material relationships to perform their obligations to us;

  •
  the occurrence of unexpected events such as fires, blowouts, freeze-ups, power failures, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us; and

  •
  other factors, many of which are beyond our control.

        We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk/Success Factors" in our Annual Information Form for the year ended December 31, 2002 and in our Management's Discussion and Analysis for the year ended December 31, 2002 incorporated by reference therein, each of which is incorporated by reference in this prospectus supplement, and under "Risk Factors" in the accompanying prospectus. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. We undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents which have been filed with the securities commission or similar authority in each of the provinces of Canada and with the Securities and Exchange Commission are specifically incorporated by reference in and form an integral part of this prospectus supplement and the accompanying prospectus:

  •
  our audited consolidated financial statements for the year ended December 31, 2002, including the notes thereto and the auditors' report thereon included in our Annual Report to Shareholders;

  •
  our Annual Information Form dated February 27, 2003 (including Management's Discussion and Analysis for the year ended December 31, 2002, incorporated therein by reference);

  •
  our Management Proxy Circular dated February 27, 2003 relating to the annual and special meeting of our shareholders held on April 24, 2003, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this prospectus supplement or the accompanying prospectus);

  •
  our unaudited interim consolidated financial statements for the six month period ended June 30, 2003 and the nine month period ended September 30, 2003 (including Management's Discussion and Analysis for those periods); and

  •
  U.S. Oil & Gas Data which is Exhibit 1 to our December 31, 2002 Annual Report on Form 40-F.

SUNCOR ENERGY INC.

        We are an integrated energy company headquartered in Calgary, Alberta, Canada. Our Oil Sands operations, located near Fort McMurray, Alberta, extract and upgrade oil sands and market refinery feedstock and diesel fuel, while our Natural Gas operations, located throughout western Canada, produce and market natural gas throughout North America. We also operate an Energy Marketing and Refining business in Ontario, Canada with retail distribution under the Sunoco brand. On August 1, 2003, we acquired downstream assets in the United States, including refining and pipeline assets in Colorado and Wyoming and retail distribution assets in the Denver, Colorado area under the Phillips 66 brand. We are also committed to investing in renewable energy for the future.

        We have an integrated business strategy that is centered on developing the resources of the Athabasca oil sands located in northeastern Alberta. Our natural gas production provides a price hedge for our natural gas consumption at our Oil Sands operations. Our crude oil products are marketed through a combination of long-term and short-term contracts and retail operations controlled by us.

        In 2002, we produced approximately 240,000 barrels of oil equivalent per day comprised of approximately 210,000 barrels per day of crude oil and natural gas liquids and 179 million cubic feet of natural gas. In 2002, our Ontario downstream operations had sales of approximately 91,000 barrels per day of refined products.

        Our registered and principal office is located at 112 - 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, Canada T2P 2V5.

Oil Sands

        We began our first commercial production of crude oil from oil sands in 1967. We produce a variety of refinery feedstock by mining the Athabasca oil sands and upgrading the bitumen extracted at our plant near Fort McMurray, Alberta.

        In 2001, we completed construction of Project Millennium, the expansion of our plant near Fort McMurray, Alberta. Our Oil Sands operations currently have a design capacity of 225,000 barrels of oil per day. We currently plan to further expand our Oil Sands operations and expect to increase production capacity to 260,000 barrels per day in 2005 by developing our in-situ oil sands project on our Firebag leases and adding a vacuum unit to the Project Millennium upgrader. In April 2003, we announced plans to increase our production capacity to 330,000 barrels per day by late 2007 by expanding our Firebag in-situ project and upgrading facilities. Our Voyageur growth strategy entails a multi-phased plan intended to increase production to between 500,000 and 550,000 barrels per day by 2010 to 2012. Implementation of Voyageur will require favourable fiscal and market conditions, approval from our board of directors and receipt of all necessary regulatory approvals.

Natural Gas and Renewable Energy

        Our Natural Gas operations, based in Calgary, Alberta, explore for, develop and produce conventional natural gas in western Canada, supplying it to markets throughout North America. Natural gas and natural gas liquids account for approximately 95% of the production from our conventional oil and gas business. Our natural gas production provides a price hedge for our natural gas consumption at our Oil Sands operations. Our long-term strategy for our Natural Gas business is to increase production to offset growing internal demands for natural gas at our other integrated businesses.

Energy Marketing and Refining—Canada

        Our Canadian Energy Marketing and Refining business (EM&R) operates a refining and marketing business located primarily in Ontario. Our refinery in Sarnia, Ontario, refines petroleum feedstock from Oil Sands and other sources into gasoline, distillates and petrochemicals. The majority of these products are distributed within Ontario.

        The Sarnia refinery is capable of refining approximately 70,000 barrels of crude oil per day. During the fourth quarter of 2003, we completed the installation of a gasoline desulphurization unit that we expect will enable us to produce gasoline with a sulphur content less than 30 parts per million, ahead of the legislated deadline of January 1, 2005. Subject to regulatory approval, we expect to begin construction in 2004 on diesel desulphurization facilities that are intended to enable us to meet a diesel sulphur limit content of a maximum of 15 parts per million by June 1, 2006 for use in on-road vehicles.

        In 2002, approximately 62% of EM&R's total sales volumes averaging approximately 91,000 barrels per day (14,500 cubic metres per day) were marketed through retail networks including our Sunoco retail distribution network, joint-venture operated retail stations and cardlock operations. The balance of EM&R's sales were primarily to industrial, commercial, wholesale and refining customers. EM&R's share of total refined product sales in its primary market of Ontario was approximately 17% in 2002.

Refining and Marketing—United States

        On August 1, 2003, we acquired a refinery and retail assets in the Denver, Colorado area and related pipeline assets. We expect the acquisition will provide us with the flexibility to move additional Oil Sands production into the United States. See "Recent Developments—Acquisition of Marketing and Refining—United States".

RECENT DEVELOPMENTS

Third Quarter Results

        On October 30, 2003, we reported our third quarter financial and operating results by press release. Our unaudited interim consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2003 were filed with securities regulatory authorities and are incorporated by reference in this prospectus supplement.

        Net earnings for the nine month period ended September 30, 2003 increased to $784 million from $503 million for the same period of 2002.

        For the nine months ended September 30, 2003, we produced approximately 245,000 barrels of oil equivalent per day, comprised of approximately 214,000 barrels per day of crude oil and natural gas liquids and 184 million cubic feet per day of natural gas. For the same period, our Ontario downstream operations sold approximately 92,000 barrels per day of refined products. From August 1, 2003 to September 30, 2003, our United States downstream operations sold approximately 62,000 barrels per day of refined products.

        Oil Sands crude oil production for the nine months ended September 30, 2003 averaged 210,300 barrels per day. Production levels for this period were impacted by a one month planned maintenance shutdown.

        Our interim consolidated financial statements for the three and nine month periods ended September 30, 2003 have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP. Adjustments under U.S. GAAP will result in changes to our consolidated statements of earnings and consolidated balance sheets. As required pursuant to applicable securities laws, we have prepared a U.S. GAAP reconciliation for the six month period ended June 30, 2003. You should refer to the "U.S. GAAP Reconciliation Note" beginning on page F-1 of this prospectus supplement. For a further discussion of the principal differences between Canadian GAAP and U.S. GAAP, you should refer to note 19 to our audited consolidated financial statements for the year ended December 31, 2002 incorporated by reference in this prospectus supplement.

        Additional information relating to our third quarter results is included in this prospectus supplement under the heading "Selected Financial and Operating Information".

Acquisition of Marketing and Refining—United States

        On August 1, 2003, we acquired assets in Denver, Colorado from ConocoPhillips, including a 60,000 barrel per day refinery, 43 Phillips 66-branded retail gas stations, associated storage, pipeline and distribution facilities, and contract agreements with more than 150 Phillips 66-branded marketer outlets throughout the state of Colorado. The pipeline systems we acquired are comprised of the 483 kilometre (300 mile) Rocky Mountain pipeline system and the 140 kilometre (87 mile) Centennial pipeline system, of which we acquired a 100% and 65% undivided interest, respectively. We paid U.S.$150 million for the ConocoPhillips assets, plus the cost of crude oil, product inventories and other closing adjustments.

        In addition to the purchase price, we also intend to spend approximately U.S.$175 million to U.S.$225 million between 2003 and 2006 (based on preliminary engineering analysis) to meet new low sulphur fuels legislation and enable the refinery to integrate some of our Oil Sands sour crude blends. In addition, as part of the acquisition we assumed obligations to spend between U.S.$25 million to U.S.$30 million between 2003 and 2006 on air emission control capital upgrades in accordance with agreements with the United States Environmental Protection Agency and the State of Colorado. After 2006, we expect to have the potential to integrate as much as 50,000 barrels per day of Oil Sands crude into the refinery, including 15,000 to 20,000 barrels per day of Oil Sands sour crude.

USE OF PROCEEDS

        We estimate the net proceeds from this offering will be U.S.$492,180,000, after deducting underwriting commission of U.S.$4,375,000 and estimated expenses payable by us of approximately U.S.$500,000. We currently intend to use the net proceeds to repay our 7.40% Debentures maturing in February 2004 and to fund our planned redemption of our 9.05% and 9.125% Preferred Securities in March 2004. Pending such uses, we will initially use a portion of the net proceeds received by us to repay commercial paper borrowings and the remaining net proceeds will be invested in short-term marketable securities.

INTEREST COVERAGE

        The following adjusted interest coverage ratios, which have been prepared in accordance with Canadian securities requirements, are included in this prospectus supplement in accordance with Canadian disclosure requirements.

        The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2002 and September 30, 2003, derived from our audited, in the case of December 31, 2002, and our unaudited, in the case of September 30, 2003, consolidated financial statements and give effect to all of our long-term debt then outstanding. The adjusted financial ratios give effect to the issuance of the notes offered by this prospectus supplement and the initial application of the net proceeds to repay commercial paper borrowings as described under "Use of Proceeds". The adjusted interest coverage ratios set forth below do not purport to reflect the actual interest coverage ratios that would have occurred on the foregoing dates, nor to be indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

	December 31, 2002	September 30, 2003
Interest coverage ratios on long-term debt:
Earnings	7.2 times	11.4 times

        Interest coverage on long-term debt on an earnings basis is equal to net earnings before interest expense on long-term debt and income taxes divided by interest expense and capitalized interest. For purposes of calculating the interest coverage ratios set forth in this prospectus supplement, long-term debt includes the current portion of long-term debt and amounts with respect to notes that will be issued under this prospectus supplement.

        The interest coverage ratios have been calculated without including the annual carrying charges relating to our issue of 9.05% preferred securities and 9.125% preferred securities (collectively, the "Preferred Securities"). Under U.S. GAAP, the Preferred Securities would be classified as long-term debt, and the annual carrying charges would be included in interest expense. If these annual carrying charges had been included in the calculations, our interest coverage ratios would have been as follows:

	December 31, 2002	September 30, 2003
Interest coverage ratios on long-term debt:
Earnings	5.7 times	9.1 times

CONSOLIDATED CAPITALIZATION

        The following table summarizes our cash and cash equivalents, short-term debt and consolidated capitalization as at September 30, 2003, both actual and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the repayment of commercial paper borrowings as described under "Use of Proceeds". You should read this table together with our unaudited interim consolidated financial statements for the nine month period ended September 30, 2003 which are incorporated by reference in this prospectus supplement. All U.S. dollar amounts in the following table have been converted to Canadian dollars using the Federal Reserve Bank of New York noon buying rate on September 30, 2003 of U.S.$0.7404 per $1.00.

	September 30, 2003
	Actual	As Adjusted
	(unaudited) (in millions)
Cash and cash equivalents	$62	$202

Short-term debt(1)	$7	$7

Long-term debt
Unsecured revolving credit facilities(2)	$—	$—
Commercial paper(3)	525	—
Debentures and notes
7.40% unsecured debentures, Series C, due 2004(4)	125	125
6.80% unsecured medium term notes, due 2007	250	250
6.10% unsecured medium term notes, due 2007	150	150
6.70% unsecured medium term notes, due 2011	500	500
7.15% U.S.$ notes, due 2032 (U.S.$500)	675	675
Capital leases	128	128
Joint venture borrowings(5)	5	5
Notes offered hereby (U.S.$500)	—	675

Total long-term debt	$2,358	$2,508

Shareholders' equity
9.05% Cdn.$ Preferred Securities(6)	271	271
9.125% U.S.$ Preferred Securities (U.S.$163)(6)	214	214
Share capital	592	592
Contributed surplus	5	5
Cumulative foreign currency translation	(12)	(12)
Retained earnings	3,087	3,087

Total shareholders' equity	$4,157	$4,157

Total capitalization	$6,515	$6,665

(1)
Our short-term debt was outstanding under our $30 million uncommitted bank credit facilities. Subsequent to September 30, 2003, we repaid our short-term debt.

(2)
We have committed unsecured revolving term credit facilities totalling $1,700 million, of which $750 million has a term period of three years expiring in 2006 and $950 million is fully revolving for 364 days and has a term period of one year, expiring in 2005. Amounts available under the credit facilities are extendable annually, at each lender's option.

(3)
Our commercial paper program is supported by the long-term bank credit facilities and, accordingly, our commercial paper is classified as long-term debt.

(4)
We currently plan to repay these debentures in February 2004 when they become due with a portion of the net proceeds of this offering.

(5)
This is debt of our subsidiaries related to our joint venture operations.

(6)
Under U.S. GAAP, our 9.05% Cdn.$ Preferred Securities and our 9.125% U.S.$ Preferred Securities would be classified as long-term debt rather than shareholders' equity. The balances of such securities are net of associated offering costs. We currently plan to redeem these Preferred Securities with a portion of the net proceeds of this offering.

SELECTED FINANCIAL AND OPERATING INFORMATION

Selected Consolidated Financial Information

        We have derived the following selected consolidated financial information as at and for the years ended December 31, 2000, 2001 and 2002 from our audited consolidated financial statements which have been audited by PricewaterhouseCoopers LLP. We have derived the following selected consolidated financial information for the nine months ended September 30, 2002 and 2003 from our unaudited interim consolidated financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods. Our historical results are not necessarily indicative of the results that may be expected for any future period.

        Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. You should read the selected consolidated financial information in conjunction with our audited financial statements and the related notes, our unaudited interim consolidated financial statements and the related notes incorporated by reference in this prospectus supplement, the "U.S. GAAP Reconciliation Note" beginning on page F-1 of this prospectus supplement and other information included in the documents incorporated by reference in this prospectus supplement and the prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(in millions)
Income statement items:
Revenues(1)	$3,484	$4,294	$5,032	$3,623	$4,668
Net earnings	377	388	761	503	784
Balance sheet items (at period end):
Cash and cash equivalents	$21	$1	$15	$1	$62
Total assets	6,833	8,094	8,683	8,432	9,760
Long-term and short-term debt	2,257	3,144	2,686	2,967	2,365
Shareholders' equity	2,471	2,780	3,458	3,224	4,157
Other financial data:
EBITDA(2)	$1,103	$1,091	$1,842	$1,246	$1,796

(1)
Pursuant to Canadian GAAP, effective January 2003 transportation costs billed to customers are classified as revenues. Prior period amounts have been reclassified for comparative purposes.

(2)
The term EBITDA, as used in this prospectus supplement, represents net earnings before financing expenses, provision for income taxes, project start-up costs, restructuring costs, write-off of oil shale assets, gain on disposal of assets, gain on sale of retail natural gas marketing business, exploration expenses and depreciation, depletion and amortization expense. EBITDA does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other companies. EBITDA is presented because it is frequently used by investors to evaluate a company's operating performance. We believe that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net earnings as an indicator of operating performance or as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is calculated from and reconciled to net earnings as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(in millions)
Net earnings	$377	$388	$761	$503	$784
Add:
Financing expenses	8	16	124	96	(46)
Provision for income taxes	243	125	383	245	557
Project start-up costs	15	141	3	2	12
Restructuring	65	(2)	—	—	—
Write-off of oil shale assets	125	48	—	—	—
(Gain) on disposal of assets	(148)	(7)	(2)	(1)	(4)
(Gain) on sale of retail natural gas marketing business	—	—	(38)	(37)	—
Exploration	53	22	26	15	41
Depreciation, depletion and amortization	365	360	585	423	452

EBITDA	$1,103	$1,091	$1,842	$1,246	$1,796

Selected Historical Operating Information

        The following table sets forth certain historical operating information for us and our subsidiaries for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Oil Sands
Daily production (bbl)	113,900	123,200	205,800	198,400	210,300
Average sales price ($ per bbl)
Before hedging	$41.29	$34.21	$36.94	$36.09	$41.67
After hedging	$31.67	$29.17	$33.65	$33.08	$38.52
Natural Gas(1)(2)
Daily Production
Natural gas (mmcf)	200	177	179	178	184
Average sales price
Natural gas ($ per mcf)
Before hedging	$4.73	$6.12	$3.91	$3.57	$6.74
After hedging	$4.72	$6.09	$3.91	$3.57	$6.73
EM&R Canada
Refined product sales (cubic metres per day)	14,600	14,800	14,500	14,200	14,600
Utilization of refinery capacity	98%	92%	95%	91%	98%
Refining margins (cents per litre)(3)	5.9	5.7	4.8	4.2	6.3
Retail margins (cents per litre)	6.6	6.6	6.6	6.6	6.7

(1)
In this table, "bbl" means barrels, "mcf" means thousand cubic feet and "mmcf" means million cubic feet.

(2)
All figures are gross before royalties.

(3)
All amounts include the impact of hedging activities, as applicable.

Reserve Reconciliation

        On an annual basis we engage Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants to either audit (Oil Sands mining leases) or conduct independent evaluations (Firebag in-situ and Natural Gas conventional leases) of our reserve estimates. The accuracy of any reserve estimate is a matter of interpretation and judgment and is a function of the quality and quantity of available data gathered over time.

							Total Mining and In-situ
	Oil Sands Mining Leases			Firebag In-situ Leases				Natural Gas Leases
			Proved + Probable			Proved + Probable	Proved + Probable
	Proved	Probable		Proved	Probable			Proved
	(millions of barrels of gross synthetic crude oil)			(millions of barrels of gross synthetic crude oil)				(billions of gross cubic feet)
December 31, 2000	422	2,034	2,456	—	—	—	2,456	797

Additions	—	—	—	—	1,664	1,664	1,664	27
Revisions	(1)	(5)	(6)	—	—	—	(6)	(3)
Production	(45)	—	(45)	—	—	—	(45)	(65)
Dispositions	—	—	—	—	—	—	—	(1)

December 31, 2001	376	2,029	2,405	—	1,664	1,664	4,069	755

Additions	3	45	48	144	32	176	224	53
Revisions	54	(511)	(457)	—	—	—	(457)	(35)
Production	(75)	—	(75)	—	—	—	(75)	(65)
Dispositions	—	—	—	—	—	—	—	(2)

December 31, 2002	358	1,563	1,921	144	1,696	1,840	3,761	706

(1)
In GLJ's audits or evaluations of our mining and in-situ leases, GLJ stated they believe there is a 90% probability and 50% probability that proved and probable reserves estimates, respectively, would be exceeded. Accordingly, our probable oil sands reserves were not further reduced for risk associated with obtaining production from such reserves. GLJ's mining and in-situ reserves estimates considered recovery from leases for which regulatory approvals had been granted, and were stated before the deduction of Crown and other royalties. We reported, for these periods, our proved and probable reserves in accordance with Canadian disclosure requirements in effect at that time. The terms "proved" and "probable" reserves have the meanings ascribed to them in National Policy 2B of the Canadian Securities Administrators. U.S. companies are prohibited from disclosing estimates of probable reserves for non-mining properties in filings with the Securities and Exchange Commission. As a result, our reserve estimates may not be comparable to those made by U.S. companies. For additional differences between Canadian and U.S. standards of reporting reserves, see "Where You Can Find More Information" and "Risk Factors—The differences in U.S. and Canadian practices for reporting reserves and production may make it difficult for you to compare us to U.S. companies" in the accompanying prospectus.

DESCRIPTION OF THE NOTES

        The following description of the terms of the notes (referred to in the prospectus as the "debt securities") is in addition to, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. In this section only, "we", "us", "our" or "Suncor" refers only to Suncor Energy Inc. and not any of its subsidiaries and joint venture investments. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus.

General

        The notes initially will be issued in an aggregate principal amount of U.S.$500,000,000. The notes will mature on December 1, 2034. The notes will bear interest at the rate of 5.95% per annum. Interest will be payable semi-annually on June 1 and December 1 of each year, commencing June 1, 2004, to the persons in whose names the notes are registered at the close of business on the preceding May 15 or November 15, respectively.

        The notes will be our direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness. We conduct a substantial portion of our operations through subsidiaries. The notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. At September 30, 2003, our subsidiaries had approximately $550 million of indebtedness and other liabilities.

        Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the notes.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes, in all respects (except for the payment of interest accruing prior to the issue date of the new notes, and except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes, and have the same terms as to status, redemption and otherwise as the notes.

        The notes will not be entitled to the benefit of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

Optional Redemption

        The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points, plus accrued interest thereon to the date of redemption.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

        "Reference Treasury Dealer" means (A) each of Citigroup Global Markets Inc., J.P. Morgan Securities Inc. or their affiliates and three others which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer; and (B) any other Primary Treasury Dealers selected by the Trustee after consultation with us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

Book-Entry System

        The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's nominee) or such other name as may be requested by an authorized representative of the Depositary. One or more fully registered global notes (hereinafter referred to as the "global notes") will be issued for the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities—Global Securities" in the prospectus will be applicable to the notes.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that the Depositary's participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of the Depositary and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Depositary's Rules applicable to its Participants are on file with the Securities and Exchange Commission.

        Purchases of notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each actual purchaser of the notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from the Depositary of their purchases. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in the prospectus.

        To facilitate subsequent transfers, the notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of the notes with the Depositary and its registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to the Depositary. If less than all of the notes are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        Neither the Depositary nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the notes unless authorized by a Direct Participant in accordance with DTCC's procedures. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Redemption proceeds, principal, premium, if any, and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of the Depositary. The Depositary's practice is to credit Direct Participants' accounts upon the Depositary's receipt of funds and corresponding detail information from us or the Trustee, on payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal, premium, if any, and interest to

Cede & Co., or such other nominee as may be requested by an authorized representative of the Depositary, is our responsibility or the responsibility of the Trustee, disbursement of these payments to Direct Participants will be the responsibility of the Depositary, and disbursement of these payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under these circumstances, and in the event that a successor depository is not obtained, notes in definitive form are required to be printed and delivered.

        We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in definitive form will be printed and delivered.

        The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

CREDIT RATINGS

        The notes have received ratings of "A3" by Moody's Investors Service, Inc. ("Moody's"), "A-" by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P") and "A (low)" by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of A3 by Moody's is the third highest of nine categories and is assigned to debt securities which are considered upper-medium grade obligations and are subject to low credit risk. Moody's appends numerical modifiers 1, 2 or 3 to each generic rating classification. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A- by S&P is the third highest of eleven categories and indicates that the obligor is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

        DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A (low) by DBRS is the third highest of nine categories and is assigned to debt securities considered to be of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. Entities in the A category may be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

        The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

CERTAIN INCOME TAX CONSEQUENCES

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        In the opinion of Blake, Cassels & Graydon, LLP, Calgary, Alberta, Canada, our Canadian counsel, the following summary addresses the material Canadian federal income tax considerations of purchasing, owning and disposing of the notes to an initial purchaser of notes under this offering (a "Holder") who, for the purposes of the Income Tax Act (the "ITA"), deals at arm's length with Suncor Energy Inc. at all relevant times, is a non-resident of Canada, holds the notes as capital property, and does not use or hold, and is not deemed to use or hold, the notes in connection with a business carried on in Canada. For the purposes of the ITA, related persons (as defined therein) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

        This summary is based on the current provisions of the ITA and the regulations thereunder, the understanding of Blake, Cassels & Graydon LLP of the current assessing and administrative practices of the Canada Customs and Revenue Agency (the "CCRA") and all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this prospectus supplement. This summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CCRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder of notes.

        The payment of interest, premium, if any, and principal in respect of the notes by Suncor Energy Inc. to a Holder will not be subject to non-resident withholding tax under the ITA. No other tax on income (including capital gains) will be payable by a Holder under the ITA in respect of the holding, repayment, redemption or disposition of the notes, or the receipt of interest, premium, if any, or principal thereon, except that in certain circumstances, a Holder who is a non-resident insurer carrying on business in Canada, and elsewhere, may be subject to taxes under the ITA.

Certain U.S. Federal Income Tax Considerations

        The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by U.S. persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes, nor does it discuss any aspect of state, local or foreign tax law. Furthermore, the discussion below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

        Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

        As used in this section, the term "U.S. person" means a beneficial owner of a note that is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a U.S. person under applicable U.S. Treasury regulations.

        If a partnership holds a note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of the partnership holding a note should consult its own tax advisors.

Payments of Interest

        Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, if any additional amounts are paid on account of Canadian withholding taxes, a U.S. Holder would be required to include such additional amounts in income. As a result, a U.S. Holder may be required to include more in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and be considered "passive income" or "financial services income". If the applicable rate of Canadian withholding tax is 5% or more, interest on the notes will be treated as "high withholding tax interest". The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute a long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a U.S. resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to payments of principal and interest on the notes and payments of the proceeds of sales made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax, currently at a rate of 28%, may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability or will be refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

UNDERWRITING

        We intend to offer the notes through the underwriters. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriters	Principal Amount of Notes
Citigroup Global Markets Inc.	U.S.$	125,000,000
J.P. Morgan Securities Inc.		125,000,000
CIBC World Markets Corp.		50,000,000
RBC Dominion Securities Corporation		50,000,000
Scotia Capital (USA) Inc.		50,000,000
BNP Paribas Securities Corp.		30,000,000
Harris Nesbitt Corp.		19,000,000
Banc One Capital Markets, Inc.		17,000,000
Deutsche Bank Securities Inc.		17,000,000
TD Securities (USA) Inc.		17,000,000

Total	U.S.$	500,000,000

        In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The notes may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of 0.50% per note. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% per note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

        The expenses of the offering, not including the underwriting commission, are estimated to be U.S.$500,000 and are payable by us.

New Issue of Notes

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they currently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

NASD Regulation

        All of the underwriters are affiliates of banks which are lenders to us. As a consequence of their participation in the offerings, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay commercial paper borrowings. See "Use of Proceeds". Affiliates of the underwriters may hold a portion of such commercial paper borrowings. As a result, affiliates of the underwriters may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such commercial paper borrowings. Accordingly, the offering of the notes is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

Price Stabilization and Short Positions

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationship Between the Suncor and Certain Underwriters

        Under applicable securities legislation in certain provinces of Canada, we may be considered to be a connected issuer of each of the underwriters as each is a directly or indirectly wholly-owned or majority owned subsidiary or affiliate of a bank which is a lender to us. We have bank credit facilities totalling $1,730 million, which facilities were undrawn at November 21, 2003 (except for $122 million in letters of credit issued by certain lenders). We are currently in compliance with the terms of such credit facilities. None of the lenders were involved in the decision to offer the notes and none will be involved in the determination of the terms of the distribution of the notes. As a consequence of the sale of the notes under this prospectus supplement, each of the underwriters will receive a commission on the principal amount of any notes.

LEGAL MATTERS

        Certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Shearman & Sterling LLP, Toronto, Ontario, Canada and New York, New York. Certain legal matters relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

        The partners and associates of Blake, Cassels & Graydon LLP and Shearman & Sterling LLP as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

EXPERTS

        The consolidated financial statements incorporated by reference in this prospectus supplement for the years ended December 31, 2002, 2001 and 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP chartered accountants, given on the authority of said firm as experts in auditing and accounting.

        Certain information relating to our reserves included and incorporated by reference in this prospectus supplement has, in the case of our Oil Sands mining leases, been calculated by us and audited as of December 31, 2002 by GLJ, independent petroleum engineering consultants retained by us, and has, in the case of our Firebag in-situ and Natural Gas leases, been compiled by us based on an independent evaluation as of December 31, 2002 by GLJ, and has been so included in reliance on the opinion and analysis, respectively, of GLJ, given upon the authority of said firm as experts in engineering. The partners of GLJ as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

U.S. GAAP RECONCILIATION NOTE

RECONCILIATION OF FINANCIAL RESULTS
FROM CANADIAN GAAP TO U.S. GAAP
For the six month periods ended
June 30, 2003 and June 30, 2002
(unaudited)

F-1

 (unaudited)

The June 30, 2003 Interim Consolidated Financial Statements of Suncor Energy Inc. incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The application of United States GAAP (U.S. GAAP) would have the following effects on earnings and comprehensive income as reported:

		For the six months ended June 30,
	Notes	2003	2002
($ millions)
Net earnings as reported, Canadian GAAP		489	319
Adjustments net of applicable income taxes
Derivatives and hedging activities	1	(88)	7
Stock-based compensation	2	—	(12)
Preferred securities	3	17	(6)
Accounting for income taxes	4	86	(10)
Asset retirement obligations	5	(5)	—
Cumulative effect of change in accounting principles	5	(69)	—
Net earnings attributable to discontinued operations	7	—	(50)

Net earnings from continuing operations, U.S. GAAP		430	248
Net earnings from discontinued operations, U.S. GAAP	7	—	50
Derivatives and hedging activities, net of income taxes of $30 (2002—$64)	1	64	(139)
Minimum pension liability, net of income taxes of $6 (2002—$1)	6	14	(3)

Comprehensive income, U.S. GAAP		508	156

PER COMMON SHARE (dollars)
Net earnings per share from continuing operations
Basic		0.96	0.56
Diluted		0.87	0.53
Net earnings per share from discontinued operations
Basic		—	0.11
Diluted		—	0.11

F-2

        The application of U.S. GAAP would have the following effects on the consolidated balance sheets as reported:

		June 30, 2003		December 31, 2002
	Notes	As Reported	United States GAAP	As Reported	United States GAAP
($ millions)
Current assets	1	700	761	722	767
Property, plant and equipment, net	3,5	7,981	8,232	7,641	7,674
Deferred charges and other	1,3,6	267	322	185	231
Future income taxes	1,3,5,6	143	269	135	165

Total assets		9,091	9,584	8,683	8,837

Current liabilities	1	868	1,044	797	933
Long-term debt	1,3	2,186	2,720	2,686	3,251
Accrued liabilities and other	5,6	267	653	226	306
Future income taxes	1,3,4,5	1,874	1,881	1,516	1,539
Preferred securities	3	486	—	523	—
Share capital	2	585	633	578	626
Contributed surplus		3	3	—	—
Retained earnings		2,822	2,709	2,357	2,319
Accumulated other comprehensive income	1,6	—	(59)	—	(137)

Total liabilities and shareholders' equity		9,091	9,584	8,683	8,837

1.     DERIVATIVE FINANCIAL INSTRUMENTS

  The company accounts for its derivative financial instruments under Canadian GAAP as described in note 5 to the December 31, 2002 Annual Consolidated Financial Statements incorporated by reference herein. Financial Accounting Standards Board Statement (Statement) 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statements 138 and 149 (the Standards), establishes U.S. GAAP accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Generally, all derivatives, whether designated in hedging relationships or not, and excluding normal purchases and normal sales, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in other comprehensive income ("OCI") and are recognized in the Consolidated Statements of Earnings when the hedged item is recognized. Accordingly, ineffective portions of changes in the fair value of hedging instruments are recognized in net earnings immediately for both fair value and cash flow hedges. Gains or losses arising from hedging activities, including the ineffective portion, are reported in the same earnings statement caption as the hedged item. Gains or losses from derivative instruments for which hedge accounting is not applied are reported in other income.

  Commodity Price Risk

  Suncor operates in a global industry where the market price of its petroleum and natural gas products is determined based on floating U.S. dollar denominated benchmark indices. The company periodically enters into derivative financial instrument contracts such as forwards, futures, swaps and options to hedge against the potential adverse impact of changing market prices due to changes in the underlying indices. Specifically, the company manages crude price variability by entering into U.S. dollar West Texas

F-3

  Intermediate (WTI) derivative transactions and has historically, in certain instances, combined U.S. dollar WTI derivative transactions and Canadian/U.S. foreign exchange derivative contracts. As at June 30, 2003 the company had hedged a portion of its forecasted Canadian dollar denominated cash flows subject to U.S. dollar WTI commodity price risk for up to three years. The company had not hedged any portion of the foreign exchange component of these forecasted cash flows.

  While the company's current strategic intent is to only manage the exposure relating to changes in the U.S. dollar WTI component of its crude oil sales, U.S. GAAP requires the company to consider all cash flows arising from forecasted Canadian dollar denominated crude oil sales when measuring the ineffectiveness of its cash flow hedges. In periods of significant Canadian/U.S. dollar foreign exchange fluctuations, material hedge ineffectiveness can result from unhedged foreign exchange exposures. This ineffectiveness arises despite the company's assessment that its U.S. dollar WTI hedging instruments are highly effective in achieving offsetting changes in cash flows attributable to its forecasted Canadian dollar denominated crude oil sales. For the six month period ended June 30, 2003, the company recognized $94 million of hedge ineffectiveness relating to forecasted cash flows in 2003, 2004 and 2005 primarily due to foreign exchange fluctuations during the period. The net earnings impact of this ineffectiveness will not be recognized for Canadian GAAP purposes until the related forecasted crude oil sales occur.

  Interest Rate Risk

  The company periodically enters into derivative financial instrument contracts such as interest rate swaps as part of its risk management strategy to minimize exposure to changes in cash flows of interest-bearing debt. At June 30, 2003, the company had interest rate derivatives classified as cash flow hedges maturing in the third quarter of 2003 related to variable rate debt and fair value hedges outstanding for up to eight years relating to fixed rate debt.

  During 2001, the company terminated the cross currency interest rate swaps related to the company's Series C 7.4% Debentures. For Canadian GAAP purposes, the resulting gain of $4 million, net of income taxes of $2 million, was deferred and amortized over the term to maturity of the Debentures, resulting in a decrease in interest expense during each of the six month periods ended June 30, 2003 and 2002 of $1 million, net of income taxes of $1 million. For U.S. GAAP purposes, the entire $4 million gain would have been recognized during 2001.

  Non-designated Hedging Instruments

  In 1999, the company sold inventory and subsequently entered into a derivative contract with an option to repurchase the inventory at the end of five years. The company realized an economic benefit as a result of liquidating a portion of its inventory. The derivative did not qualify for hedge accounting as the company does not have purchase price risk associated with the repurchase of the inventory. This derivative does not represent a U.S. GAAP difference as the company records this derivative at fair value for Canadian purposes.

  During the fourth quarter of 2001, the company made a payment of $29 million to terminate a long-term natural gas contract. The contract had been designated as a hedge under Canadian GAAP, and the resulting settlement loss of $18 million, net of income taxes of $11 million, was to be deferred and recognized as the hedged item was settled. During 2002, in connection with the sale of the company's retail natural gas marketing business (see note 19(g) to the December 31, 2002 Annual Consolidated Financial Statements incorporated by reference herein), the company disposed of the related hedged item. Accordingly, for Canadian GAAP purposes, the company recognized the entire settlement loss of $18 million during 2002. For U.S. GAAP purposes, the long-term contract would have

F-4

  been designated as a normal purchase and sale transaction, and the after-tax loss of $18 million would have been recognized in 2001 on the initial settlement of the contract.

  During 1999, the company entered into a cross currency interest rate swap related to US$126 million of variable rate debt. Although the swap transaction could have qualified as a fair value hedge of the related foreign currency risk had it been designated as such, the company chose not to designate it. Accordingly, the company has valued the swap at fair value and the debt has been revalued at the rate in effect at the related balance sheet date. Had the swap been designated as a fair value hedge, the net effect on the company's net earnings would have been the same.

  Accumulated OCI and U.S. GAAP Net Earnings Impacts

  A reconciliation of changes in accumulated OCI attributable to derivative hedging activities for the six month periods ended June 30 is as follows:

	2003	2002
	($ millions)
Accumulated OCI attributable to derivatives and hedging activities, beginning of the period, net of income taxes of $41 (2002—$13)	(89)	29
Current period net changes arising from cash flow hedges, net of income taxes of $13 (2002—$64)	28	(141)
Net hedging losses at the beginning of the period reclassified to earnings during the period, net of income taxes of $17 (2002—$2)	36	2

Accumulated OCI attributable to derivatives and hedging activities, end of period, net of income taxes of $12 (2002—$51)	(25)	(110)

  For the period ended June 30, 2003, assets increased by $111 million and liabilities increased by $226 million as a result of recording all derivative instruments at fair value.

  The loss associated with realized and unrealized hedge ineffectiveness on derivative contracts designated as cash flow hedges during the period was $110 million, net of income taxes of $51 million (2002—$7 million, net of income taxes of $3 million). The company estimates that $21 million of after-tax hedging losses will be reclassified from OCI to current period earnings within the next 12 months as a result of forecasted sales occurring.

  For the six months ended June 30, 2003 U.S. GAAP net earnings would have been reduced by $88 million, net of income taxes of $41 million (2002—increased net earnings of $7 million, net of income taxes of $6 million) to reflect the impact of the above items.

F-5

2.     STOCK-BASED COMPENSATION

  Under Canadian GAAP, compensation expense has not been recognized for common share options granted prior to January 1, 2003, including options issued in connection with both the company's new SunShare long-term incentive plan, as well as those common shares and common share options awarded to employees under the company's previous long-term incentive program that matured April 1, 2002. Under U.S. GAAP, certain of the SunShare options would have been accounted for using the variable method of accounting for employee stock compensation. Further, for U.S. GAAP purposes, compensation expense would have been recognized ratably over the life of the previous long-term incentive program for those options and common shares awarded under that plan. For the six months ended June 30, 2003 U.S. GAAP net earnings would have been reduced by $nil (2002—$12 million) to reflect additional stock-based compensation expense.

  As described in Note 5 to the company's June 30, 2003 Interim Consolidated Financial Statements incorporated by reference herein, during 2003 the company adopted a new stock-based compensation accounting policy for Canadian GAAP. The company now expenses the compensation cost of all common share options issued after January 1, 2003 ratably over the estimated vesting period of the respective options. For U.S. GAAP purposes, the company would have adopted Statement 148 in 2003, permitting the company to account for common share options issued after January 1, 2003 in a manner consistent with Canadian GAAP.

  Consistent with Canadian GAAP, for U.S. GAAP purposes the company would have continued to disclose pro forma stock-based compensation cost for common stock options awarded prior to January 1, 2003 ("pre-2003 options") as if the fair value method had been adopted. Under U.S. GAAP, had the company accounted for its pre-2003 options using the fair value method (excluding the earnings effect of the SunShare and long-term employee incentive options described above), pro forma net earnings and pro forma basic earnings per share for the six months ended June 30, 2003 would have been reduced by $17 million (2002—$20 million) and $0.04 per share (2002—$0.04), respectively.

3.     PREFERRED SECURITIES

  Under Canadian GAAP, preferred securities are classified as share capital and the interest distributions thereon, net of income taxes, are accounted for as dividends. Under U.S. GAAP, the preferred securities would have been classified as long-term debt and the interest distributions thereon would have been accounted for as financing expenses. Preferred securities denominated in US dollars of US$163 million would have been revalued at the rate in effect at the related balance sheet date, with any foreign exchange gains (losses) recognized in the Consolidated Statements of Earnings. Further, under U.S. GAAP the interest distributions would have been eligible for interest capitalization.

  Under Canadian GAAP, issue costs of the preferred securities, net of the related income tax credits, were charged against share capital. Under U.S. GAAP, these issue costs would have been deferred and amortized to earnings over the term of the related long-term debt.

  For U.S. GAAP purposes, these differences would have increased net earnings for the six months ended June 30, 2003 by $17 million, including an income tax recovery of $3 million (2002—a reduction to earnings of $6 million, net of income taxes of $8 million).

  Under Canadian GAAP, the 2003 interest distributions on the preferred securities for the six months ended June 30, 2003 of $23 million (2002—$24 million) are classified as financing activities in the Consolidated Statements of Cash Flows. Under U.S. GAAP, the interest distributions of $23 million (2002—$24 million) and the amortization of issue costs for the six months ended June 30, 2003 of $2 million (2002—$2 million) would have been classified as operating activities.

  The preferred securities, which are publicly traded, had a fair value, based on quoted market prices, of $529 million at June 30, 2003 ($568 million at December 31, 2002).

F-6

4.     INCOME TAXES

  Under Canadian GAAP, changes in tax laws and rates are recognized when they are considered substantially enacted, whereas under U.S. GAAP, changes in tax laws and rates are only considered after they have been enacted into law. The impact of this GAAP difference would have been to increase U.S. GAAP net earnings for the six months ended June 30, 2003 by $86 million (2002—a decrease to U.S. GAAP net earnings of $10 million).

5.     ASSET RETIREMENT OBLIGATIONS

  On January 1, 2003 the company would have adopted Statement 143 "Accounting for Asset Retirement Obligations" for U.S. GAAP reporting purposes. This statement requires recognition of a liability for the future retirement obligations associated with the company's property, plant and equipment. The fair value of the asset retirement obligations are recorded on a discounted basis as incurred. This amount is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the company settles the obligation.

  For U.S. GAAP purposes, the company's adoption of Statement 143 effective January 1, 2003 would have increased total assets by $320 million, increased total liabilities by $389 million, and decreased net income due to the cumulative effect of a change in accounting principles by $69 million, net of income taxes of $31 million.

  Had Statement 143 been applied during all periods presented, the company's asset retirement obligation would have been $376 million at January 1, 2002, $400 million at December 31, 2002 and $414 million at June 30, 2003.

  Under Canadian GAAP, net earnings for the six month period ended June 30, 2003 include site restoration and abandonment expense of $7 million, net of income taxes of $4 million (June 30, 2002—$5 million, net of income taxes of $3 million). Under U.S. GAAP, net earnings for the six months ended June 30, 2003 would have reflected accretion expense of $9 million and depreciation, depletion and amortization expense of $3 million (June 30, 2002—accretion expense of $8 million and depreciation, depletion and amortization expense of $3 million), net of taxes of $5 million (June 30, 2002—$5 million). On a pro forma basis, this would have decreased net earnings per common share by $0.01 (June 30, 2002—$0.01). Under U.S. GAAP, at June 30, 2003, the company would have recorded a further increase to total liabilities of $1 million.

  The company owns interests in several assets for which the fair value of the asset retirement obligation cannot be reasonably determined because the assets currently have an indeterminate life. The asset retirement obligation for these assets will be recorded in the first period in which the lives of the assets are determinable.

6.     MINIMUM PENSION LIABILITY

  Under U.S. GAAP, recognition of an additional minimum pension liability is required when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. No such adjustment is required under Canadian GAAP.

  Under U.S. GAAP, at June 30, 2003, the company would have recognized a minimum pension liability of $64 million (December 31, 2002—$80 million), an intangible asset of $15 million (December 31, 2002—$10 million) and other comprehensive loss of $34 million, net of income taxes of $15 million (December 31, 2002—$48 million, net of income taxes of $22 million). Other comprehensive income for the six months ended June 30, 2003 would have increased by $14 million, net of income taxes of $6 million (2002—a decrease in other comprehensive income of $3 million, net of income taxes of $1 million).

F-7

7.     DISCONTINUED OPERATIONS

  During 2002, the company disposed of its retail natural gas marketing business for net proceeds of $61 million, and recognized an after-tax gain on sale of $34 million for Canadian GAAP purposes. The retail natural gas marketing business was not considered significant to the company's overall business operations, and was not classified as a business segment for the purposes of discontinued operations reporting. Accordingly, financial results of the retail natural gas marketing business were not segregated from the financial results of the company's other operations prior to the date of disposal of the business.

  For U.S. GAAP purposes, the company would have adopted Statement 144 "Accounting for the Impairment and Disposal of Long-Lived Assets" effective January 1, 2002. For the purposes of Statement 144, the retail natural gas marketing business would have been considered a distinguishable component of the company, and reflected as a discontinued operation for the six months ended June 30, 2002. For segmented reporting purposes, the retail natural gas marketing business was included in the "Energy Marketing and Refining" operating segment in 2002.

  Selected financial information regarding the discontinued retail natural gas marketing business is as follows for the six month period ended June 30:

	2003	2002
	($ millions)
Revenues from discontinued operations	—	81
Income from discontinued operations, net of income taxes of $nil (2002—$4)	—	3
Gain on disposal of discontinued operations, net of income taxes of $nil (2002—$10)	—	47

  There were no remaining assets or liabilities related to the discontinued operations at June 30, 2003 or December 31, 2002.

8.     RECENTLY ISSUED ACCOUNTING STANDARDS

  Consolidation of Variable Interest Entities

  In January 2003 the Financial Accounting Standards Board issued Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities (VIEs)". VIEs, commonly referred to as Special Purpose Entities or SPEs, are entities in which the equity investors do not have a controlling financial interest or do not have sufficient equity at risk to absorb future losses. Effective for 2004, FIN 46 requires consolidation of a VIE where the company will absorb a majority of a VIEs losses, receive a majority of its returns, or both. The Company will be required to consolidate the VIE related to the sale of equipment as described in note 9(c) to the company's December 31, 2002 Annual Consolidated Financial Statements incorporated by reference herein. The company does not expect a significant impact on net income upon consolidation of the equipment VIE. The impact on the balance sheet would be an increase to property, plant and equipment and an increase to long-term debt. The VIE involving the sale of crude oil inventory terminates June 25, 2004, and is not anticipated to have a significant impact on Suncor's reported results of operations or financial position for U.S. GAAP purposes. The accounts receivable securitization program, as currently structured, does not meet the FIN 46 criteria for consolidation by Suncor.

F-8

Prospectus

Suncor Energy Inc. U.S.$1,000,000,000 Debt Securities Common Shares

We may offer for sale from time to time, debt securities or common shares (collectively, the "Securities") up to an aggregate initial offering price of U.S.$1,000,000,000 (or the equivalent in other currencies or currency units) during the 25 month period that this prospectus, including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

We will provide the specific terms of these Securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and many of our assets are located in Canada.

The date of this prospectus is January 10, 2002.

About this Prospectus	2
Where You Can Find More Information	3
Forward-Looking Information	5
Suncor Energy Inc.	7
Recent Developments	7
Use of Proceeds	8
Interest Coverage	8
Description of Share Capital	8
Description of Debt Securities	9
Plan of Distribution	25
Risk Factors	26
Certain Income Tax Consequences	27
Legal Matters	27
Experts	27
Documents Filed as Part of the Registration Statement	28
U.S. GAAP Reconciliation Note	F-1

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "U.S.$" are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the "U.S. GAAP Reconciliation Note" beginning on page F-1 of this prospectus and to Exhibit 1 to our Annual Report on Form 40-F for the year ended December 31, 2000 and incorporated by reference into this prospectus. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Suncor", "we", "us" and "our" mean Suncor Energy Inc. and its subsidiaries and joint venture investments.

The reserve information incorporated by reference herein was prepared in accordance with Canadian standards which differ from U.S. standards.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate initial offering price of U.S.$1,000,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

WHERE YOU CAN FIND MORE INFORMATION

We file with the securities commissions or similar authorities in each of the provinces of Canada, commissions of authority similar to the SEC, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the securities commission or similar authority in each of the provinces of Canada allow us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or similar authority in each of the provinces of Canada under applicable Canadian securities laws and with the SEC.

The following documents which have been filed with the securities commission or similar authority in each of the provinces of Canada and with the SEC are specifically incorporated by reference in and form an integral part of this prospectus:

  •
  our audited consolidated financial statements for the year ended December 31, 2000, including the notes thereto and the auditors' report thereon included in our Annual Report to Shareholders;

  •
  our Annual Information Form dated February 28, 2001 (including Management's Discussion and Analysis for the year ended December 31, 2000, incorporated therein by reference);

  •
  our Management Proxy Circular dated February 28, 2001 relating to the annual meeting of our shareholders held on April 18, 2001, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this prospectus);

  •
  our unaudited interim financial statements for the period ended September 30, 2001 (including Management's Discussion and Analysis for that period); and

  •
  the U.S. GAAP reconciliation of our consolidated financial statements for the year ended December 31, 2000 (included as Exhibit 1 to our Annual Report on Form 40-F for the year ended December 31, 2000).

Any documents of the type referred to above (excluding confidential material change reports) subsequently filed by us with securities commissions or similar authorities in the relevant provinces of Canada after the date of this prospectus and prior to the termination of the offering of Securities shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report.

A prospectus supplement or prospectus supplements containing the specific variable terms for an issue of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the Securities issued under that prospectus supplement.

Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in the prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Upon a new Annual Information Form and related annual financial statements and related Management's Discussion and Analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, the previous annual financial statements and Management's Discussion and Analysis and all interim financial statements, material change reports and management proxy circulars filed prior to the commencement of our financial year in which the new Annual Information Form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as part of a prospectus supplement or as exhibits to our unaudited interim financial statements and audited annual financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the Securities.

The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" reserve information, is prohibited in filings with the SEC by U.S. companies. For additional differences between Canadian and U.S. standards of reporting reserves, see "About this Prospectus" and "Risk Factors — The differences in U.S. and Canadian practices for reporting reserves and production may make it difficult for you to compare us to U.S. companies" in this prospectus.

You may obtain a copy of the documents incorporated by reference in this prospectus and other information mentioned above by writing or calling us at the following address and telephone number:

    Suncor Energy Inc.
    112 - 4th Avenue S.W.
    P.O. Box 38
    Calgary, Alberta T2P 2V5
    (403) 269-8709
    Attention: Secretary

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "objective" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

  •
  changes in the general economic, market and business conditions;

  •
  fluctuations in supply and demand for our products;

  •
  fluctuations in commodity prices;

  •
  fluctuations in currency exchange rates;

  •
  our ability to respond to changing markets;

  •
  our ability to receive timely regulatory approvals;

  •
  the successful and timely implementation of our growth projects such as Project Millennium, the Firebag oil sands in-situ project and the Voyageur oil sands project, including the availability of qualified labor and supplies;

  •
  the integrity and reliability of our capital assets;

  •
  the cumulative impact of other resource development projects;

  •
  our ability to comply with current and future environmental laws;

  •
  the accuracy of our reserve estimates, production estimates and production levels and our success at exploration and development drilling and related activities;

  •
  the maintenance of satisfactory relationships with unions, employee associations and joint venturers;

  •
  competitive actions of other companies, including increased competition from other oil and gas companies or from companies which provide alternative sources of energy;

  •
  the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  actions by governmental authorities including tax increases and changes in environmental and other regulations;

  •
  the ability and willingness of parties with whom we have material relationships to perform their obligations to us;

  •
  the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us; and

  •
  other factors, many of which are beyond our control.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" included and incorporated by reference in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

SUNCOR ENERGY INC.

We are a Canada-based integrated energy company. We explore for, acquire, produce, and market crude oil and natural gas, refine crude oil, and market petroleum and petrochemical products. We have three principal operating business units. Oil Sands, based near Fort McMurray, Alberta, produces sweet and sour crude oil, diesel fuel and various custom blends and markets these products in Canada and the United States. Natural Gas, based in Calgary, Alberta, explores for, acquires, develops, produces and markets natural gas throughout North America. Sunoco Inc. ("Sunoco"), headquartered in Toronto, Ontario, refines crude oil and markets a broad range of petroleum products and petrochemicals directly and indirectly through subsidiaries and joint ventures mostly in Ontario, and markets petrochemical products in the United States and Europe.

We have two principal subsidiaries, Sunoco and Suncor Energy Marketing Inc. In 1997, Sunoco started an energy marketing business and began marketing natural gas to residential and commercial customers in Ontario. Sunoco is a corporation that is wholly-owned by us and is incorporated under the laws of Ontario.

Suncor Energy Marketing Inc. manages our, and certain third party, Alberta-based pipeline operations, and markets, mainly to customers in Canada and the United States, certain crude oil and diesel fuel products and byproducts such as petroleum coke, sulphur and gypsum produced by our Oil Sands and Natural Gas business units as well as other third party products. Suncor Energy Marketing Inc. also has a petrochemicals marketing division that principally manages its participation in a petrochemical products joint venture partnership. Since November 1, 1998, Suncor Energy Marketing Inc. has marketed the crude oil, diesel products and other byproducts produced by our Oil Sands and Natural Gas business units. Since January 1, 2000, it has also managed our, and certain third party, Alberta-based pipeline operations. Suncor Energy Marketing Inc. is wholly-owned by Sunoco and is incorporated under the laws of Alberta.

Our registered and principal office is located at 112 - 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, Canada T2P 2V5.

RECENT DEVELOPMENTS

Project Millennium

We have completed our Project Millennium oil sands expansion on schedule and the plant had reached its target capacity of 225,000 barrels per day by the end of 2001. The total cost of the expansion was $3.4 billion, slightly higher than the last estimate of $3.25 billion, due mainly to costs incurred in the final stages of construction and commissioning.

Firebag

We have received regulatory approval for our Firebag oil sands in-situ project near Fort McMurray. In-situ production techniques include the injection of steam underground to increase the flow of bitumen, a type of heavy oil, from reserves which are buried too deep for strip mining and are too thick to flow to the surface through conventional production methods.

Construction of the first phase of this four stage project began in the fourth quarter of 2001. The total expected cost of the first phase of the project is expected to be $1 billion.

Project Voyageur

In November 2001, we announced plans for our Voyageur Oil Sands Project, referred to as "Voyageur". Voyageur calls for expansion of our oil sands mining and in-situ developments as well as our extraction and upgrading facilities. Project development is to occur in phases, with engineering, construction and production plans for each phase to be aligned with our long term marketing strategy. We are planning to apply for regulatory approval for Voyageur in late 2002. In addition, development of Voyageur will require favorable fiscal and market conditions and approval from our board of directors.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities.

INTEREST COVERAGE

The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2000 and September 30, 2001 based on audited, in the case of December 31, 2000, and unaudited, in the case of September 30, 2001, financial information and give effect to all of our long-term debt then outstanding. The financial ratios do not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued under this prospectus and their terms are not presently known. The interest and asset coverage ratios set forth below do not purport to be indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

	December 31, 2000	September 30, 2001
Interest coverage on long-term debt:
Earnings	5.6 times	4.7 times
Cash flow	9.0 times	6.8 times

Interest coverage on long-term debt on an earnings basis is equal to earnings before interest on long-term debt and income taxes divided by interest expense and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and cash income taxes divided by interest expense and capitalized interest. For purposes of calculating the interest coverage ratios set forth in this prospectus, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to debt securities that may be issued under this prospectus. Additionally, the interest coverage ratios have been calculated without including the annual carrying charges relating to our issue of 9.05% preferred securities and 9.125% preferred securities (collectively, the "Preferred Securities"). Under U.S. GAAP, the Preferred Securities would be classified as long-term debt, and the annual carrying charges would be included in interest expense. If these annual carrying charges had been included in the calculations, our interest coverage ratios would have been as follows.

	December 31, 2000	September 30, 2001
Interest coverage on long-term debt:
Earnings	3.9 times	3.5 times
Cash flow	6.4 times	5.0 times

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

Our authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value, issuable in series. As at January 8, 2002, 223,007,306 common shares are issued and outstanding and no preferred shares have been issued.

Common Shares

Each common share entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of another class or series are entitled to vote. Each common share entitles the holder to one vote. The holders of common shares, in the discretion of the board of directors, are entitled to receive out of any monies properly applicable to the payment of dividends, and after the payment of any dividends payable on the preferred shares of any series or any other series ranking prior to the common shares as to the payment of dividends, any dividends declared and payable on the common shares. Upon any liquidation, dissolution or winding-up of Suncor, or other distribution of our assets among our shareholders for the purposes of winding-up our affairs, the holders of the common shares are entitled to share on a share-for-share basis in the distribution, except for the prior rights of the holders of the preferred shares of any series, or any other class ranking prior to the common shares. There are no pre-emptive or conversion rights, and the common shares are not subject to redemption. All common shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.

Our by-laws provide for certain rights of holders of our common shares in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the holders of common shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or replaced by a majority vote of the shareholders voting on such matter.

Our shareholders do not have cumulative voting rights on the election of our directors. Therefore, the holders of more than 50% of the common shares voting for the election of our directors could, if they chose to do so, elect all of the directors and, in such event, the holders of the remaining common shares would not be able to elect any director.

DESCRIPTION OF DEBT SECURITIES

In this section only, "we", "us", "our" or "Suncor" refers only to Suncor Energy Inc. and not any of its subsidiaries. The following description sets forth certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

The debt securities will be issued under an indenture to be entered into between us and The Bank of New York, as trustee (the "Trustee") (hereinafter referred to as the "Indenture"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. References in parentheses are to section numbers or articles of the Indenture.

We may issue debt securities and incur additional indebtedness other than through the offering of debt securities under this prospectus.

General

The Indenture does not limit the aggregate principal amount of debt securities which we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. Unless otherwise indicated in a prospectus supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an amount up to U.S.$1.0 billion or the equivalent foreign currency. The Indenture also permits us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will describe the specific terms of the debt securities of any series being offered and may include, but is not limited to, any of the following:

  •
  the title and the aggregate principal amount of the debt securities;

  •
  the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

  •
  the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

  •
  the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the debt securities in registered form;

  •
  the place or places where the principal of (and premium, if any) and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

  •
  each office or agency where the principal of (and premium, if any) and interest, if any, on the debt securities of such series will be payable;

  •
  the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the debt securities may be redeemed or purchased, in whole or in part, by us;

  •
  the terms and conditions upon which you may redeem the debt securities prior to maturity and the price or prices at which and the currency or currency unit in which the debt securities are payable;

  •
  any mandatory or optional redemption or sinking fund or analogous provisions;

  •
  if other than denominations of U.S.$1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable and, if other than the denomination of U.S.$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable;

  •
  if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such debt securities will be payable;

  •
  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

  •
  whether the series of the debt securities are to be registered securities, bearer securities (with or without coupons) or both;

  •
  whether the debt securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

  •
  whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities rather than pay the Additional Amounts;

  •
  the terms, if any, on which the debt securities may be converted or exchanged for other of our securities or securities of other entities;

  •
  if payment of the debt securities will be guaranteed by any other person;

  •
  the extent and manner, if any, in which payment on or in respect of the debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

  •
  the percentage or percentages of principal amount at which the debt securities will be issued;

  •
  any applicable Canadian and U.S. federal income tax consequences; and

  •
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities. (Section 301)

Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the debt securities the right to tender such debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

The debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. (Section 301) The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in a prospectus supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

Form, Denominations and Exchange

A series of the debt securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of U.S.$1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. (Section 302) The Indenture will provide that a series of the debt securities may be issuable in global form. (Section 301) Unless otherwise indicated in a prospectus supplement, bearer securities will have interest coupons attached. (Section 201)

Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in a prospectus supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in a prospectus supplement, bearer securities will not be issued in exchange for registered securities. (Section 305)

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions. (Section 305)

We shall not be required to:

  •
  issue, register the transfer of or exchange any series of the debt securities during a period beginning at the opening of business 15 days before any selection of that series of the debt securities to be redeemed and ending at the close of business on (A) if the series of the debt securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if the series of the debt securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the debt securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

  •
  register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

  •
  exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

  •
  issue, register the transfer of, or exchange any of the debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid. (Section 305)

Payment

Unless otherwise indicated in a prospectus supplement, payment of principal of (and premium, if any) and interest on the debt securities will be made at the office or agency of the Trustee, at 5 Penn Plaza, 16th Floor, New York, New York 10001, or at our option we can pay principal, interest and any premium by (1) check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of U.S.$1.0 million or more in aggregate principal amount of the debt securities. (Sections 307, 1001 and 1002)

Unless otherwise indicated in a prospectus supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us. (Section 307)

Global Securities

A series of the debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. (Section 305) Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal (and premium, if any) and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of debt securities in definitive form in exchange for a global security representing such series of debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of debt securities represented by a global security and, in such event, will issue a series of debt securities in definitive form in exchange for all of the global securities representing the series of debt securities. (Section 305)

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

"Capital Lease Obligation" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"Consolidated Net Tangible Assets" means the total amount of assets of Suncor on a consolidated basis after deducting therefrom:

  •
  all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

  •
  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles; and

  •
  appropriate adjustments on account of minority interests of other persons holding stock of Suncor's Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

"Current Assets" means current assets as determined in accordance with generally accepted accounting principles.

"Debt" means as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded as debt in the consolidated financial statements of any person, including:

  •
  any obligation for borrowed money;

  •
  any obligation evidenced by bonds, debentures, notes, or other similar instruments;

  •
  any Purchase Money Obligation;

  •
  any Capital Lease Obligation;

  •
  any payment obligation under Financial Instrument Obligations; and

  •
  any guarantee of Debt of another person.

"Financial Instrument Obligations" means obligations arising under:

  •
  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

  •
  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

  •
  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the pr ice of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

"generally accepted accounting principles" means generally accepted accounting principles which Suncor reports its financial statements in and which are in effect from time to time.

"Lien" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, but not including any security interest in respect of a lease which is not a Capital Lease Obligation and provided that such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

"Property" or "property" means all property owned by Suncor or a Restricted Subsidiary except such property which is determined by a resolution of our board of directors delivered to the Trustee not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

"Purchase Money Mortgage" means any Lien created, issued, incurred or assumed by Suncor or a Restricted Subsidiary to secure a Purchase Money Obligation; provided that such Lien is limited to the property (including the rights associated therewith) acquired, constructed, installed or improved in connection with such Purchase Money Obligation.

"Purchase Money Obligation" means Debt of Suncor or a Restricted Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided, however, that such Debt is incurred or assumed within 180 days after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, provided that the principal amount of such Debt which is secured by the Lien does not exceed 100% of such purchase price or cost, as the case may be, and includes any extension, renewal or refunding of any such Debt provided the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any such extension, renewal or refunding does not extend to any property other than the property in connection with which such obligation was created and improvements erected or constructed thereon.

"Restricted Subsidiary" means a Subsidiary of Suncor provided, however, such term shall not include any Subsidiary of Suncor if the amount of Suncor's share of the shareholder's equity in such Subsidiary does not, at the time of determination, exceed 2% of Shareholders' Equity.

"Shareholders' Equity "means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of Suncor as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

"Subsidiary" of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

"Voting Shares" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Covenants

Limitation on Liens

The Indenture provides that so long as any of our debt securities are outstanding, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur or assume any Lien on or over any present or future property securing any Debt of ours or a Restricted Subsidiary without also simultaneously or prior thereto securing, or causing such Restricted Subsidiary to secure, equally and ratably with such other Debt all of the debt securities then outstanding under the Indenture, except:

  •
  Liens existing as of the date of the Indenture;

  •
  any Purchase Money Mortgage;

  •
  Liens on any property in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit and any defects in title in structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by us under government permits, leases or other grants;

  •
  Liens on any property or any interest therein to secure all or any part of the costs incurred after the date of the Indenture for surveying, exploration, extraction, drilling, development, construction, alteration, repair or improvement of or on such property;

  •
  Liens on any oil and/or gas property or products derived from such property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

  •
  Liens existing on properties when acquired, provided that such Liens were not incurred in anticipation of such acquisition;

  •
  Liens existing on property of a person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with us or a Restricted Subsidiary or such property is otherwise acquired by us or a Restricted Subsidiary or when given in compliance with obligations under trust deeds and similar instruments entered into prior to their becoming Restricted Subsidiaries or being merged into or amalgamated or consolidated with us or such property is otherwise acquired, provided such Liens do not attach to property owned by us or owned by our Restricted Subsidiaries prior to such merger, amalgamation or consolidation;

  •
  Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the assets that are the subject of the relevant agreement;

  •
  Liens incurred or arising by operation of law;

  •
  Liens incurred in connection with Debt which by its terms is non-recourse to us or any Restricted Subsidiary;

  •
  Liens in favor of us or any Restricted Subsidiary;

  •
  Liens on Current Assets to secure Debt repayable on demand or maturing within 12 months of the date when such Debt is incurred or the date of any renewal or extension thereof provided that such security is given at the time that the Debt is incurred;

  •
  Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

  •
  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided however that (A) such new Lien shall be limited to all or part of the property which is secured by the Lien plus improvements on such property and (B) the Debt secured by the new Lien is not increased from the amount of the Debt then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions; and

  •
  Liens that would otherwise be prohibited by the foregoing clauses, provided that the aggregate Debt outstanding and secured pursuant to this clause does not at the time of granting the Lien exceed an amount equal to 10% of Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (A) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (B) any other interest in property of the character commonly referred to as a "production payment", will not constitute secured Debt and will not result in us being required to secure the debt securities.

Consolidation, Amalgamation, Merger and Sale of Assets

We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

  •
  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the debt securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or the United States, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "— Additional Amounts", below;

  •
  the successor entity expressly assumes or assumes by operation of law all of our obligations under the debt securities and under the Indenture;

  •
  immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

  •
  certain other conditions are met. (Section 801)

If, as a result of any such transaction, any of our properties or assets or any properties or assets of any Subsidiary of Suncor becomes subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing the debt securities, we, simultaneously with or prior to such transaction, will cause the debt securities to be secured equally and ratably with or prior to the Debt secured by such Lien. (Section 803)

Additional Amounts

Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

  •
  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  •
  which is subject to such Canadian Taxes by reason of the holder of the debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

  •
  which is subject to such Canadian Taxes by reason of the holder of the debt securities failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

We will also (i) make such withholding or deduction; and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

  •
  any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

  •
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  •
  any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) of this paragraph, but excluding any such Canadian Taxes on such holder's net income.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. (Section 1005)

Tax Redemption

Unless otherwise specified in a prospectus supplement, a series of debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Additional Amounts", or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series. (Section 1108)

In the event that we elect to redeem a series of the debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the debt securities pursuant to their terms. (Section 1102)

Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

  •
  within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

  •
  within the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings. (Section 705)

Events of Default

The following are summaries of events with respect to any series of our debt securities which will constitute an event of default with respect to the debt securities of that series:

  (i)
  default in the payment of any interest on any debt security of that series or additional amounts on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

  (ii)
  default in the payment of the principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

  (iii)
  default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the debt securities of that series, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

  (iv)
  if an event of default (as defined in any indenture or instrument under which we or any Restricted Subsidiary has at the time of the Indenture or shall thereafter have outstanding any Debt for borrowed money) shall happen and be continuing, or we or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such Debt at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in Debt being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 3.5% of our Shareholders' Equity shall be or become due and payable upon such declaration or prior to the date on which the same would otherwise have become due and payable (the "Accelerated Indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (a) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Debt has been accelerated, or (b) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or as a result of an event of default which is related to the failure to pay principal on the conditions set out in any such indenture or instrument, then (i) if such Accelerated Indebtedness is, by its terms, non-recourse to the borrower, it shall not be considered an event of default for purposes of the Indenture; or (ii) if such Accelerated Indebtedness is recourse to the borrower, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

  (v)
  certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

  (vi)
  any other events of default provided with respect to debt securities of that series. (Section 501)

If an event of default occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding debt securities of that series, declare the principal of (and premium, if any, on) all the outstanding debt securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. (Section 502)

Reference is made to the prospectus supplement relating to each series of the debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default. (Section 512)

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security. (Section 508)

We will annually furnish to the Trustee a statement by certain of our officers as to whether or not Suncor, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default. (Section 1004)

Defeasance

Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest on the outstanding debt securities of such series (hereinafter referred to as a "Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that (a) Suncor has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securitie s of such series include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" and "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities (hereinafter referred to as "Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall rema in in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  other customary conditions precedent are satisfied. (Article Fourteen)

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

  •
  reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

  •
  change the place of payment;

  •
  change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture. (Section 902)

The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. (Section 1010) The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. (Section 513) The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such debt securities. (Section 901)

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of the debt securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

Consent to Jurisdiction and Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts. (Section 113)

Governing Law

Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since a significant portion of all of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

We have been informed by Blake, Cassels & Graydon LLP that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (hereinafter referred to as a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the Indenture and our debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if:

  •
  the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta or the federal courts of Canada (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to our debt securities);

  •
  such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta, the federal laws of Canada or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

  •
  the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta or any applicable federal laws in Canada;

  •
  no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta or a federal court of Canada;

  •
  interest payable on our debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada); and

  •
  the action to enforce such judgment is commenced within the appropriate limitation period except that any court in the Province of Alberta or federal court of Canada may only give judgment in Canadian dollars.

We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

PLAN OF DISTRIBUTION

We may sell Securities to or through underwriters or dealers and may also sell Securities directly to purchasers or through agents.

The applicable prospectus supplement will also set forth the terms of the offering relating to the particular Securities, including to the extent applicable, the name or names of any underwriters or agents, the initial public offering price, our proceeds from the offering, the underwriting discounts or commissions, and any other discounts, commissions or concessions to be allowed or reallowed to dealers. Any initial public offering price and any underwriting discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933 (the "Securities Act").

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Each series of debt securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

RISK FACTORS

You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the Securities. Additional risk factors are discussed in our Annual Information Form and in Management's Discussion and Analysis for the year ended December 31, 2000, which are incorporated by reference in this prospectus. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation or cash flows could be materially adversely affected.

The differences in U.S. and Canadian practices for reporting reserves and production may make it difficult for you to compare us to U.S. companies.

We report production and reserve quantities in accordance with Canadian practices. These practices are different from the practices used to report production and estimate reserves in reports and other materials filed with the SEC by United States companies. The primary differences are summarized below:

  •
  we follow the Canadian practice of reporting gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, production and reserve volumes are reported after deducting these amounts.

  •
  we include in our filings made with Canadian securities authorities, including certain of the documents incorporated in this prospectus, estimates of probable reserves. The SEC prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

As a consequence, our production volumes and reserve estimates may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

We may be unable to achieve our production expectations on a timely basis, if at all, on our Firebag oil sands in-situ project and our proposed project Voyageur oil sand project.

There are certain risks associated with the execution of our Firebag oil sands in-situ project and the execution of our proposed Voyageur oil sands project (which project calls for expansion of our oil sands mining and in-situ developments as well as our extraction and upgrading facilities). Risks relating to the execution of these projects, including schedule, resources and costs, include the availability and costs of material, equipment and qualified labor, the impact of general economic, business and market conditions, the impact of weather conditions, our ability to finance these growth projects if commodity prices are at low levels for an extended period, changes in the demand for oil sands products, competition from other participants in the oil sands business, which could take the form of competition for skilled people, increased demands on the Fort

McMurray, Alberta infrastructure (for example, housing, roads and schools), the commissioning and integration of new facilities with the existing asset base which could cause delays in achieving targeted production capacity, and our ability to obtain necessary environmental and other regulatory approvals. Also, with respect to the execution of in-situ oil sands projects there are risks associated with the use and viability of new technologies and techniques for such projects, such as the use of steam assisted gravity drainage technologies.

CERTAIN INCOME TAX CONSEQUENCES

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of principal of, premium, if any, and interest on the debt securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this prospectus by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Shearman & Sterling, Toronto, Ontario, Canada and New York, New York. Certain legal matters relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

The partners and associates of Blake, Cassels & Graydon LLP and Shearman & Sterling as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

EXPERTS

The consolidated financial statements incorporated in this prospectus for the years ended December 31, 2000, 1999 and 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

Certain information relating to our reserves in our Annual Information Form incorporated by reference in this prospectus has, in the case of synthetic crude oil reserves, been calculated by our engineers and audited and opined on as of January 15, 2001 by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum engineering consultants retained by us, and in the case of reserves of natural gas, natural gas liquids and crude oil (other than synthetic crude oil), has been compiled by us based on reports dated January 26, 2001, prepared by GLJ and our own evaluation as to less than 10% of our reserves and have been so incorporated in reliance on the opinion and report, respectively, of GLJ, given upon the authority of said firm as experts in engineering. The partners of GLJ as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

  •
  the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consent of our accountants PricewaterhouseCoopers LLP;

  •
  the consent of our counsel Blake, Cassels & Graydon LLP;

  •
  the consent of our independent petroleum consultant Gilbert Laustsen Jung Associates Ltd.;

  •
  powers of attorney from directors and officers of Suncor Energy Inc.;

  •
  the form of indenture relating to the debt securities;

  •
  statement of eligibility of the trustee on Form T-1; and

  •
  interest coverage ratios.

U.S. GAAP RECONCILIATION NOTE

RECONCILIATION OF FINANCIAL RESULTS
FROM CANADIAN GAAP TO U.S. GAAP
For the nine month periods ended
September 30, 2001 and September 30, 2000
(unaudited)

Canadian and United States Accounting Principles

The unaudited consolidated financial statements of Suncor Energy Inc. have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The adjustments under U.S. generally accepted accounting principles ("U.S. GAAP") result in changes to the consolidated statements of earnings and consolidated balance sheets of the company as follows:

Consolidated Statements of Earnings

	Nine months ended September 30,
	2001		2000
($ millions)	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Revenues
Sales and other operating revenues (1)	3,108	3,151	2,459	2,528
Interest	4	4	2	2
Other income (8)	—	20	—	—

	3,112	3,175	2,461	2,530

Expenses
Purchases of crude oil and products	1,100	1,100	575	575
Operating, selling and general (1) (2)	737	811	647	729
Exploration	7	7	41	41
Royalties	119	119	134	134
Taxes other than income taxes	274	274	269	269
Depreciation, depletion and amortization (3)	259	262	271	277
(Gain) loss on disposal of assets	2	2	(149)	(149)
Write down of oil shale assets (4)	48	(71)	125	244
Restructuring	(2)	(2)	65	65
Start-up expenses — Project Millennium	65	65	10	9
— Other (5)	—	(15)	—	(13)
Interest (3)	15	40	6	29

	2,624	2,592	1,994	2,210

Earnings Before Income Taxes	488	583	467	320
Provision For Income Taxes
Current	16	16	38	38
Future (3) (4) (5) (6) (8)	110	152	163	102

	126	168	201	140

Net Earnings	362	415	266	180
Dividends on preferred securities (3)	(21)	—	(19)	—

Net Earnings Attributable To Common Shareholders	341	415	247	180

Other Comprehensive Income, Net Of Tax
Minimum pension liability (7)	—	(2)	—	—
Hedging activities (8)	—	(82)	—	—
Other Comprehensive Income	—	(84)	—	—
Per Common Share
Net Earnings Attributable To Common
Shareholders*
Basic	1.53	1.87	1.12	0.81
Diluted	1.51	1.84	1.11	0.81

* Per share calculations, for both the current and prior period, reflect a two-for-one split of the company's common shares during 2000.

Consolidated Balance Sheets

	As at September 30, 2001		As at September 30, 2000
($ millions)	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Current assets (8)	646	669	721	721
Capital assets, net (3)	6,829	6,859	5,427	5,309
Deferred charges and other (5)	176	181	161	169
Future income taxes (3) (5) (7)	145	192	—	3

Total assets	7,796	7,901	6,309	6,202

Liabilities and Shareholders' Equity
Current liabilities (8)	701	849	714	714
Long-term borrowings (3)	2,876	3,400	2,021	2,545
Accrued liabilities and other (2) (7)	224	256	257	270
Future income taxes (3)	1,223	1,243	951	903
Shareholders' Equity
Share capital and retained earnings (3)	2,772	2,237	2,366	1,770
Accumulated other comprehensive income (7) (8)	—	(84)	—	—

Total Shareholders' Equity	2,772	2,153	2,366	1,770

Total liabilities and shareholders' equity	7,796	7,901	6,309	6,202

  (1)
  Under U.S. GAAP (EITF 00 - 10, "Accounting for Shipping and Handling Fees and Costs"), amounts billed to customers for shipping and handling costs should be classified as revenues, and shipping and handling costs incurred that relate to amounts billed to customers should be classified as expenses in the earnings statement.

    The company's accounting policy is to classify shipping and handling costs incurred that relate to amounts billed to customers as follows:

  •
  As "operating, selling and general" for downstream refining and marketing operations; and

  •
  Deducted from "sales and other operating revenues" for upstream operations.

    The company's accounting policy is acceptable under Canadian GAAP, which does not specifically address accounting for shipping and handling costs.

    The impact of EITF 00 - 10, which is one of reclassification only and does not affect net earnings, is to increase sales and other operating revenues and operating, selling and general expenses for the nine months ended September 30, 2001 by $67 million and increase sales and other operating revenues and operating, selling and general expenses for the nine months ended September 30, 2000 by $69 million.

  (2)
  Under Canadian GAAP, no compensation cost has been recognized in the consolidated statements of earnings for common share options granted to executives, certain employees and non-employee directors under the company's share option programs. Had compensation cost been determined on the basis of fair values in accordance with SFAS No. 123, "Accounting for Stock-Based

    Compensation", net earnings for the nine months ended September 30, 2001 would have been lower by $9 million ($0.04 per common share) and net earnings for the nine months ended September 30, 2000 would have been lower by $7 million ($0.03 per common share).

    Under U.S. GAAP (Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"), compensation expense is also recorded, over the same vesting period, for the portion of awards payable in common shares to employees under the company's long-term employee incentive plans.

    The impact of this difference between Canadian GAAP and U.S. GAAP is to decrease net earnings for the nine months ended September 30, 2001 by $7 million and decrease net earnings for the nine months ended September 30, 2000 by $13 million. Since the common shares awarded under these plans are to be issued from treasury, the income tax impact on the company is nil.

  (3)
  Under Canadian GAAP, the preferred securities issued in 1999 are classified as share capital in the consolidated balance sheets and the interest distributions thereon, net of income taxes, are accounted for as dividends in the consolidated statements of changes in shareholders' equity. Under U.S. GAAP, the preferred securities are classified as long-term borrowings in the consolidated balance sheets and the interest distributions thereon and the related income tax impact are accounted for in the consolidated statements of earnings.

    Under Canadian GAAP, issue costs of the preferred securities, net of the related income tax credits, are charged against share capital. Under U.S. GAAP, issue costs are deferred on the consolidated balance sheets and amortized to earnings over the term of the related long-term borrowings.

    This difference in classification decreased net earnings for the nine months ended September 30, 2001 by $23 million after income tax recoveries of $16 million and decreased net earnings for the nine months ended September 30, 2000 by $24 million after income tax recoveries of $17 million. However, the interest distributions on the preferred securities above are eligible for interest capitalization under U.S. GAAP, resulting in an increase in net earnings for the nine months ended September 30, 2001 of $7 million after future income taxes of $4 million and an increase in net earnings for the nine months ended September 30, 2000 of $7 million after future income taxes of $5 million. The net effect of the above differences decreased net earnings by $16 million for the nine-months ended September 30, 2001 and decreased net earnings for the nine-months ended September 30, 2000 by $17 million.

    These preferred securities, which are publicly traded, had a fair value, based on quoted market prices, of $562 million at September 30, 2001 and $536 million at September 30, 2000.

    Under Canadian GAAP, the interest distributions for the nine months ended September 30, 2001 of $36 million and interest distributions for the nine months ended September 30, 2000 of $35 million on the preferred securities are classified as financing activities in the consolidated statements of cash flows. Under U.S. GAAP (SFAS No. 95, "Statement of Cash Flows"), the interest distributions and the amortization of issue costs for the nine months ended September 30, 2001 of $3 million and for the nine months ended September 30, 2000 of $6 million are classified as operating activities.

  (4)
  In the third quarter of 2000, the company recorded an impairment write down of the carrying value of the Stuart oil shale project to its net recoverable amount, which under Canadian GAAP is its estimated future cash flow from use together with its residual value, calculated on an undiscounted basis.

    Under U.S. GAAP (SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"), an impairment loss is measured based on the fair value of the asset, which in the case of the oil shale project is its estimated net cash flows, but calculated on a discounted basis.

    The impact of this difference between Canadian GAAP and U.S. GAAP is to increase net earnings for the nine months ended September 30, 2001 by $64 million, after income taxes of $55 million, and to decrease net earnings for the nine months ended September 30, 2000 by $64 million, after income tax recoveries of $55 million.

  (5)
  Under U.S. GAAP (AICPA Statement of Position 98-5, "Reporting the Costs of Start-Up Activities"), all costs relating to start-up activities are expensed as incurred. Under Canadian GAAP, certain costs relating to the company's start-up activities are initially capitalized and then amortized over the estimated useful lives of the related assets.

    Under Canadian GAAP, in 2001, the remaining costs associated with the Stuart oil shale project that were previously capitalized were written down. Under U.S. GAAP, these start-up costs were expensed in 1999.

    These differences increase net earnings for the nine months ended September 30, 2001 by $9 million after related income taxes of $6 million and increase net earnings for the nine months ended September 30, 2000 by $7 million after related income taxes of $6 million.

  (6)
  In December 2000, the Canadian Federal Department of Finance released draft legislation that merged federal budget proposals announced earlier in the year. The draft legislation was enacted into law in June 2001. Under Canadian GAAP, the budget proposals are considered substantially enacted. Accordingly, future income tax assets and liabilities at December 31, 2000 were measured taking into account the reduction in tax rates presented in the draft legislation.

    Under U.S. GAAP (SFAS No. 109, "Accounting for Income Taxes"), changes in tax rates and tax laws are considered only after they have been enacted into law.

    The impact of this difference between Canadian GAAP and U.S. GAAP is to increase net earnings for the nine months ended September 30, 2001 by $6 million.

  (7)
  Under U.S. GAAP (SFAS No. 87, "Employers' Accounting for Pensions"), recognition of an additional minimum pension liability is required when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. No such adjustment is required under Canadian GAAP.

    Recording the additional minimum liability affects the consolidated balance sheets only and has no impact on net earnings or cash flows. An intangible asset equal to the amount of any unamortized liabilities arising from plan amendments is recognized. Any excess of the additional minimum liability over the amount recognized as an intangible asset is recorded as a separate component of equity (net of any related income tax recoveries), and is included as a component of comprehensive income under SFAS No. 130, "Reporting Comprehensive Income".

    At September 30, 2001, an additional minimum pension liability of $3 million and other comprehensive income of $2 million, net of income tax recoveries of $1 million, was recognized under U.S. GAAP. At September 30, 2001, unamortized liabilities arising from plan amendments were nil.

    At September 30, 2000, the accumulated benefit obligation did not exceed the fair value of plan assets and accrued pension costs otherwise recorded.

  (8)
  Derivative Financial Instruments

    Effective January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138 (the "Standards"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Generally, all derivatives, whether designated in hedging relationships or not, and excluding normal purchase and sales, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the effective portions of the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are deferred and recognized in the statement of earnings when the hedged item is recognized. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in Other Comprehensive Income ("OCI") and are recognized in the statement of earnings when the hedged item is recognized. Ineffective portions of changes in the fair value and the cash flow hedges are recognized in earnings immediately. Gains or losses arising from hedging activities, including the ineffective portion, are reported in the same earnings statement caption as the hedged item. Gains or losses from derivative instruments for which hedge accounting is not applied are reported in other income.

    In accordance with the transition provisions of the Standards, the company recorded the following after-tax cumulative adjustments on January 1, 2001:

  •
  A decrease in OCI of $173 million, net of future income tax recoveries of $87 million and an increase in 2001 earnings of $47 million, net of future income taxes of $28 million.

  •
  An increase in assets by $89 million and an increase in liabilities by $274 million as a result of recording all derivative instruments on the consolidated balance sheets at fair value.

    Commodity Price Risk

    The company periodically enters into derivative financial instrument contracts such as forwards, futures, swaps and options to hedge against the potential adverse impact of market prices for its petroleum and natural gas products. The company manages its Canadian dollar crude price exposure by entering into U.S. dollar WTI derivative transactions and in some instances combines U.S. dollar WTI derivative transactions and Canadian/U.S. foreign exchange derivative contracts. The company has hedged future cash flows subject to commodity price risk for up to four years.

    Interest Rate Risk

    The company also periodically enters into derivative financial instrument contracts such as interest rate swaps as part of its risk management strategy to minimize exposure to changes in cash flows of interest bearing debt. The company has interest rate derivatives outstanding for up to two years classified as cash flow hedges.

    During 1996, the company entered into a cross-currency interest rate swap transaction to convert its 7.4% Debentures to a 6.2% fixed interest rate U.S. dollar obligation of approximately $91 million. Later in 1996, the Company entered into another cross-currency interest rate swap transaction to convert the U.S.$91 million obligation back to a fixed rate $125 million obligation. Both contracts will remain in place for the term of the Debentures. The net effect of the two swap transactions is to reduce the effective interest rate on the Debentures from 7.3% (7.4% coupon rate) to 5.5%. The principal obligation remains unchanged. This transaction does not qualify for hedge accounting.

    Inventory Monetization

    In 1999, the company sold inventory and subsequently entered into a derivative contract with an option to repurchase the inventory at the end of 5 years. The company realized an economic benefit as a result of liquidating a portion of its inventory. The derivative did not qualify for hedge accounting because the company did not have purchase price risk associated with the repurchase of the inventory. This derivative does not represent a U.S. GAAP difference as the company records this derivative at fair value under Canadian GAAP.

    A reconciliation of changes in OCI attributable to derivatives and hedging activities is as follows:

OCI ($ millions)
Net derivative losses, net of $87 million future tax recoveries, arising from implementation of the Standards	(173)
Current period net hedging losses arising from cash flow hedges, net of $1 million future tax expense	(3)
Net hedging losses at beginning of the period reclassified to earnings during the period, net of $47 million future tax recoveries	94

Total net hedging loss net of future tax of $40 million	(82)

    For the nine months ended September 30, 2001, net assets increased by $15 million, net of future tax of $8 million and liabilities increased by $99 million, net of future tax of $48 million as a result of recording all derivative instruments on the consolidated balance sheets at fair value.

    The amount of hedge ineffectiveness on derivative contracts designated as cash flow hedges during the period was $32 million net of $15 million tax. The company estimates that $76 million of hedging losses net of future tax recoveries of $37 million will be reclassified from OCI to current period earnings within the next 12 months as a result of forecasted sales occurring. There were no derivative instruments designated as fair value hedges.

    Implementation of the Standards did not affect the company's cash flows or liquidity. The Standards are complex and subject to a potentially wide range of interpretations in their application. The FASB continues to consider several issues, and the potential exists for additional issues to be brought under its review. Therefore, if subsequent FASB interpretations of the Standards are different than the company's initial application, it is possible that the impact of the company's application of the Standards, as described above, will be modified.

Recently Issued Accounting Standards

Asset Retirement Obligations

    In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. This statement changes the method and timing of accruing for costs arising from legal obligations associated with the retirement of tangible capital assets and the associated asset retirement costs. The company will evaluate the impact and timing of implementing SFAS 143, which must be adopted no later than January 1, 2003.

Impairment of Long-Lived Assets

    In August 2001, SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" was issued. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" but retains its fundamental provisions for recognition and measurement of impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale.

    SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of, but retains APB 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The company will evaluate the impact of implementing SFAS 144, which must be adopted on January 1, 2002.

Stock-Based Compensation

    In September 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") approved a new accounting standard, "Stock-Based Compensation and Other Stock-Based Payments". This standard is based on SFAS No. 123, "Accounting for Stock-Based Compensation". The company will evaluate the impact of implementing the new standard, which must be adopted on January 1, 2002.

Hedging Relationships

    In September 2001, the Accounting Standards Board of the CICA approved a new Accounting Guideline, "Hedging Relationships", which deals with the identification, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The Guideline is meant to codify certain best practices and, wherever possible, harmonize with certain requirements of U.S. GAAP, in particular SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138. The company will evaluate the impact of implementing the new standard, which must be adopted no later than January 1, 2003.

Implementation of the above noted accounting standards will not affect the company's cash flows or liquidity.

U.S.$500,000,000

5.95% Notes due 2034
Suncor Energy Inc.

PROSPECTUS SUPPLEMENT
November 24, 2003

Citigroup
JPMorgan

CIBC World Markets
RBC Capital Markets
Scotia Capital
BNP PARIBAS
Harris Nesbitt
Banc One Capital Markets, Inc.
Deutsche Bank Securities
TD Securities

QuickLinks

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
TABLE OF CONTENTS Prospectus Supplement
EXCHANGE RATE DATA
FORWARD-LOOKING STATEMENTS
DOCUMENTS INCORPORATED BY REFERENCE
SUNCOR ENERGY INC.
RECENT DEVELOPMENTS
USE OF PROCEEDS
INTEREST COVERAGE
CONSOLIDATED CAPITALIZATION
SELECTED FINANCIAL AND OPERATING INFORMATION
DESCRIPTION OF THE NOTES
CREDIT RATINGS
CERTAIN INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
EXPERTS
U.S. GAAP RECONCILIATION NOTE — RECONCILIATION OF FINANCIAL RESULTS FROM CANADIAN GAAP TO U.S. GAAP
(unaudited)

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING INFORMATION
SUNCOR ENERGY INC.
RECENT DEVELOPMENTS
USE OF PROCEEDS
INTEREST COVERAGE
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
RISK FACTORS
CERTAIN INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
U.S. GAAP RECONCILIATION NOTE
RECONCILIATION OF FINANCIAL RESULTS FROM CANADIAN GAAP TO U.S. GAAP For the nine month periods ended September 30, 2001 and September 30, 2000 (unaudited)